UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EVOKE PHARMA, INC.

(Name of Subject Company (Issuer))

QOL-EOS MERGER SUB, INC.

(Offeror)

a direct wholly owned subsidiary of

QOL MEDICAL, LLC

(Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value

(Title of Class of Securities)

30049G302

(CUSIP Number of Class of Securities)

Matthew L. Wotiz

QOL Medical, LLC

3405 Ocean Drive

Vero Beach, Florida 32963

(866) 469-3773

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With Copies to:

John C. Connery Jr.

Roland S. Chase

Hill Ward Henderson

101 E. Kennedy Blvd., Suite 3700

Tampa, Florida 33602

(813) 221-3900

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

The pre-commencement communication filed under cover of this tender offer statement on Schedule TO is being filed by QOL Medical, LLC, a Delaware limited liability company (the “Parent”), and QOL-EOS Merger Sub, Inc., a Delaware corporation (the “Purchaser”), a direct wholly-owned subsidiary of the Parent, in connection with a planned tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0001 (the “Shares”), of Evoke Pharma, Inc., a Delaware corporation (the “Company”). The planned tender offer and the related merger will be effected pursuant to an Agreement and Plan of Merger, dated as of November 3, 2025, by and among Parent, Purchaser and the Company (the “Merger Agreement”).

Important Information about the Tender Offer

The tender offer referenced in this document, including any and all exhibits attached to this document (collectively, this “Communication”), has not yet commenced. This Communication is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. The offer and solicitation with respect to the Shares will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that the Parent and the Purchaser intend to file with the U.S. Securities and Exchange Commission (“SEC”). In addition, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with respect to the tender offer. Those materials and all other documents filed by, or caused to be filed by, the Parent, the Purchaser and the Company with the SEC will be available at no charge on the SEC’s website at www.sec.gov or by directing requests to the information agent for the offer, which will be named in the offer to purchase. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company on the Company’s website at https://evokepharma.com/.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ, CAREFULLY AND IN THEIR ENTIRETY, BOTH THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AS THEY EACH MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE AND PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES IN THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Cautionary Note Regarding Forward-Looking Statements

Statements included in this Communication, including any and all of its exhibits, that are not a description of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negatives of these terms or other similar expressions. The forward-looking statements are based on the Parent’s current beliefs and expectations and include, but are not limited to: statements regarding the planned completion of the transactions contemplated by the Merger Agreement and the timing thereof and expectations regarding the benefits sought to be achieved in the transactions. Actual results may differ from those set forth in this Communication, perhaps materially so, due to the risks and uncertainties inherent in the proposed transactions and other risks and uncertainties, including, without limitation: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to whether at least a majority of Company stockholders will tender their Shares in the tender offer; the possibility that the closing conditions for the tender offer or the merger may not be satisfied or waived; the possibility that competing offers or acquisition proposals will be made; the effects of disruption caused by the transactions and the impact of the announcement and pendency of the transactions on the Parent and/or the Company’s businesses, including their relationships with employees, collaborators, vendors, business partners or governmental entities; risks related to diverting management’s attention from ongoing business operations and opportunities; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; the risk that the offer or the merger may be more expensive to complete than anticipated; and other risks and uncertainties pertaining to the Parent’s and the Company’s business, including the risks and uncertainties detailed in the Company’s prior press releases and in the periodic reports it files with the SEC, as well as the tender offer materials to be filed by the Parent and the Purchaser and the Solicitation/Recommendation Statement to be filed by the Company in connection with the tender offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Parent, the Purchaser and the Company undertake no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release